UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March  2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Circ re.Publication of Offering Circular

P
ublication of Offering Circular

The following Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Offering Circular dated 23 March 2009, issued by Pearson Funding One plc in respect of an offering of  £300,000,000  6.00 per cent Guaranteed Notes due 2015 unconditionally and irrevocably guaranteed by Pearson plc

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5437P_4-2009-3-26.pdf

Documents incorporated by reference in the above Offering Circular:

Guarantor
Annual Report 2007

http://www.pearson.com/investor/ar2007/

Guarantor
Annual Report 2008

http://www.pearson.com/index.cfm?pageid=144&pressid=3016

Guarantor Memorandum and Articles of Association

http://www.rns-pdf.londonstockexchange.com/rns/5437P_-2009-3-26.pdf

Issuer Annual Report 2007

http://www.rns-pdf.londonstockexchange.com/rns/5437P_1-2009-3-26.pdf

Issuer Annual Report 2008

http://www.rns-pdf.londonstockexchange.com/rns/5437P_2-2009-3-26.pdf

Issuer Memorandum and Articles of Association

http://www.rns-pdf.londonstockexchange.com/rns/5437P_3-2009-3-26.pdf

For further information please contact:

Stephen Jones
Deputy Company S
ecretary
Pearson plc
80
Strand
London
WC2R 0RL

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  26 March 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary